May 21, 2009

Via: Facsimile and EDGAR Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 100 F Street, NE Washington, D.C. 20549 Attention: Douglas Brown

Re:

Responses to the Securities and Exchange Commission
Staff Comments made orally on May 14, 2009, regarding
Timberline Resources Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed April 22, 2009
Form 10-KSB for the Fiscal Year Ended September 30, 2008
Filed December 30, 2008
File No. 333-157607

Ladies and Gentlemen:

Timberline Resources Corporation (the “Company”) hereby respectfully submits this letter as response to the staff’s oral comments set forth in a voicemail from Jennifer O’Brien on May 14, 2009 regarding the above-referenced Form S-1 (File No. 333-157607) and Form 10-KSB and Form 10-Q (File No. 001-34055) for the Company.

The Company has considered any needed changes to the conclusions of management regarding effectiveness of the Company’s disclosure controls and procedures and management’s report on internal controls over financial reporting for the year ended September 30, 2008 and the quarter ended December 31, 2008.  The Company has determined that while an immaterial error was discovered in the financial statements of the Company for the year ended September 30, 2008 subsequent to the filing of these financial statements in Form 10-KSB, management does not believe that this error gives rise to the level of a material weakness in the Company’s disclosure controls and procedures or its internal controls over financial reporting.  As a result, the Company’s management does not plan to revise its conclusions regarding the effectiveness of disclosure controls or procedures or its report on internal controls over financial reporting.

In preparation for a conference call with your staff on May 7, the Company provided a draft response, including draft proposed change pages.  In our formal response dated May 11, 2009 to Staff Comments dated May 4, 2009, certain draft proposed change pages relating to changes to the Company’s consolidated statement of cash flows were not included in our formal response.  The omitted pages were originally provided to your staff in error, and should not be considered part of the Company’s response to Staff Comments.

The Company does plan to file a Form 10-KSB/A as soon as is practicable.  To the extent that the Company has made changes to its Form S-1 filing in response to Staff Comments dated May 4, 2009 and March 20, 2009, the Company will make conforming changes to its Form 10-KSB, as applicable.

Closing Comments

The Company affirms the aforementioned statements.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any persons under the federal securities laws of the United States.

If you should have any questions regarding these responses, please do not hesitate to contact our legal counsel, Dorsey & Whitney LLP, attention Kenneth Sam at 303-629-3445.

Sincerely,

Timberline Resources Corporation

/s/ Randal Hardy

Mr. Randal Hardy

Chief Executive Officer and Chief Financial Officer